                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO 1)*


                              SierraCities.com Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   335944 10 4
                                 --------------
                                 (CUSIP Number)

                             James W. McKenzie, Jr.
              Senior Vice President, General Counsel and Secretary
                                VerticalNet, Inc.
                       700 Dresher Road, Horsham, PA 19044
                                 (215) 328-6100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 10, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 335944 10 4

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON

    VerticalNet, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    23-2815834
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [ ]     (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Commonwealth of Pennsylvania
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0 shares
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by VerticalNet, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D

         The Statement on Schedule 13D, dated November 16, 2000 filed by VerticalNet, Inc. is amended as follows:

Item 2 is amended and restated in its entirety to read as follows:

ITEM 2. IDENTITY AND BACKGROUND

         (a) The name of the person filing this statement is VerticalNet, Inc., a Pennsylvania corporation ("VerticalNet").

         (b) The address of the principal office and principal business of VerticalNet is 700 Dresher Road, Horsham, PA 19044.

         (c) VerticalNet provides end-to-end e-commerce solutions that are targeted at distinct business segments through its strategic business units - VerticalNet Markets and VerticalNet Solutions. VerticalNet Markets provides value to buyers and suppliers by offering trade-relevant content, marketplaces, and enablement services through its 58 industry-specific VerticalNet(R) Marketplaces. VerticalNet Solutions delivers the most comprehensive digital marketplace solutions available to industry alliances, global 2000 enterprises, Net market makers and VerticalNet Markets. VerticalNet International leverages the Company's strategic business units to create global Internet B2B marketplaces, offering products and services internationally and partnering with companies that have strong local presence and domain expertise. Set forth in
Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of VerticalNet's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (d) During the past five years, neither VerticalNet nor, to VerticalNet's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither VerticalNet nor, to VerticalNet's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) To VerticalNet's knowledge, all of the directors and executive officers of VerticalNet named in Schedule I to this Schedule 13D are citizens of the United States.

Item 3 is amended and restated in its entirety to read as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As an inducement for VerticalNet to enter into the Merger Agreement described in Item 4 and in consideration thereof, certain directors and executive officers of SierraCities.com Inc. ("SierraCities"), and entities affiliated with certain of such directors and executive officers (as set forth on Schedule II hereto, the "Stockholders"), had entered into Tender Agreements with VerticalNet (See Item 4). VerticalNet did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Tender Agreements. In addition, the Stockholders had granted VerticalNet an irrevocable proxy with respect to the shares of common stock of SierraCities (the "Common Stock") covered by the Tender Agreements.

         References to, and descriptions of, the Merger Agreement and the Tender Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Tender Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

Item 4 is amended and restated in its entirety to read as follows:

ITEM 4. PURPOSE OF TRANSACTION

         (a) - (b) Pursuant to the Mutual Release and Termination Agreement dated as of January 10, 2001 (the "Termination Agreement"), among VerticalNet, Truckee Acquisition Co., a wholly owned subsidiary of VerticalNet and SierraCities, the parties thereto mutually terminated the Agreement and Plan of Merger dated as of November 6, 2000 (the "Merger Agreement") among such parties. Pursuant to the terms of the Tender Agreements, such Tender Agreements automatically terminated upon the mutual termination of the Merger Agreement.

         Under the Tender Agreements, the Stockholders had agreed to, among other things, tender the 3,817,057 shares of Common Stock beneficially owned by them in the exchange offer commenced by Truckee Acquisition Co. pursuant to the Merger Agreement. Following the termination of the Tender Agreements, VerticalNet no longer has any ability to direct the voting of the shares of Common Stock held by the Stockholders.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

         (f) Not applicable.

         (g) Not applicable.

         (h) Not applicable.

         (i) Not applicable.

         (j) Other than as described above, VerticalNet currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although VerticalNet reserves the right to develop such plans).

         References to, and descriptions of, the Merger Agreement and the Tender Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Tender Agreement, respectively, included as Exhibits 1 and 2, respectively, to this
Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5 is amended and restated in its entirety to read as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As a result of the termination of the Tender Agreements, VerticalNet does not beneficially own any shares of Common Stock.

         (c) To the knowledge of VerticalNet, without independent investigation, the only transactions in the class of securities reported that have been effected during the past sixty days by any person named pursuant to Item 2 are the termination of the Tender Agreements as described in Item 4.

         (d) Not applicable.

         (e) VerticalNet ceased to be the beneficial owner of more than five percent of the Common Stock of SierraCities on January 10, 2001.

Item 6 is amended and restated in its entirety to read as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the termination of the Merger Agreement pursuant to the Termination Agreement and the concurrent termination of the Tender Agreements, to the knowledge of VerticalNet, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of SierraCities, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. On September 30, 1999, VerticalNet and SierraCities entered into an agreement pursuant to which they agreed to develop and maintain a co-branded Web site. The approximate dollar amount of the transaction was $250,000.

Item 7 is amended and restated in its entirety to read as follows:

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    EXHIBIT NO.                           DESCRIPTION
    -----------     ------------------------------------------------------

         1 Agreement and Plan of Merger, dated as of November 6, 2000, by and among VerticalNet, Inc., Truckee Acquisition Co. and SierraCities.com Inc. (incorporated by reference to Annex A to the prospectus contained in the registration statement filed on Form S-4 on November 16, 2000 with the Securities and Exchange Commission by VerticalNet, Inc.).

         2 Form of Tender Agreement, dated as of November 6, 2000, a substantially similar version of which has been executed by Depping 1999 Investment Limited Partnership, Thomas J. Depping, Sandy B. Ho, Redstone Group, Ltd., David C. Shindeldecker, and David L. Solomon (incorporated by reference to Annex B to the prospectus contained in the registration statement filed on Form S-4 on November 16, 2000 with the Securities and Exchange Commission by VerticalNet, Inc.).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 22, 2001

VERTICALNET, INC.

By: /s/ James W. McKenzie, Jr.
------------------------------
Name: James W. McKenzie, Jr.
Title: Senior Vice President, General Counsel and Secretary

Schedule I is amended and restated in its entirety to read as follows:

                                    SCHEDULE I

         EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF VERTICALNET, INC.



       NAME                                          POSITION WITH VERTICALNET
       ----                                          -------------------------
Mark L. Walsh                        Chairman of the Board of Directors

Michael J. Hagan                     Director, President and Chief Executive Officer

Gene S. Godick                       Executive Vice President and Chief Financial Officer

James W. McKenzie, Jr.               Senior Vice President, General Counsel and Secretary

David Kostman                        President, VerticalNet International

All individuals named in the above table are employed by VerticalNet Services, LLC, a wholly owned subsidiary of VerticalNet, Inc. The address of VerticalNet's principal executive office is 700 Dresher Road, Horsham, PA 19044.

                 NON-EMPLOYEE DIRECTORS OF VERTICALNET, INC.


               NAME                      PRINCIPAL OCCUPATION OR EMPLOYMENT                  BUSINESS ADDRESS
               ----                      ----------------------------------                  ----------------
  Douglas A. Alexander,           President & CEO, ICG Europe                        Internet Capital Group
  Vice Chairman                                                                      Cassini House
                                                                                     57 St. James's Street
                                                                                     London SW1A 1LD England

  Jeffrey C. Ballowe              Former President, Interactive Media and
                                  Development Group, Ziff-Davis, Inc.

  Walter W. Buckley, III          Co-Founder, President and CEO, Internet Capital    Internet Capital Group
                                  Group                                              800 Safeguard Building
                                                                                     435 Devon Park Drive
                                                                                     Wayne, PA 19087

  Satya Nadella                   Vice President, Microsoft bCentral, at Microsoft   Microsoft Corporation
                                  Corporation                                        One Microsoft Way
                                                                                     30-3
                                                                                     Redmond, WA 98052-6399

  Howard D. Ross                  Founder and Partner, LLR Equity Partners, L.P.     LLR Equity Partners
                                                                                     The Belgravia Building
                                                                                     1811 Chestnut Street
                                                                                     Suite 210
                                                                                     Philadelphia, PA 19103